tns

W5 1UA

t +44 208 967 1511
f +44 208 967 1446
maria.khan@tns-global.com

Maria Khan
Assistant to the Company Secretariat

04035478

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 13 2004
WASH, D.C. 179 SECTION

9 July 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Trading Update – 9 July 2004

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Maria Khan

PROCESSED
JUL 16 2004
THOMSON FINANCIAL

Encls.

CC: Bank of New York – London & New York

F:\Users\CompanySecretarial 040101\Plc\Letters\040709 - (Securities & Exchange Commission) (Trading Update - 9 Jul).doc

For release at 07.00 | 9 July 2004

Taylor Nelson Sofres plc
Trading update

Taylor Nelson Sofres plc (TNS), a world leader in market information, issues the following trading update ahead of its interim results announcement on 6 September 2004.

In summary:

- Confidence in achieving expected levels of turnover growth in 2004 supported by order book
- On-track to deliver anticipated improvement in operating margin in 2004
- Integration cost synergies being realised

Turnover

The markets in which TNS operates have generally improved over the previous year in line with the group's expectations of 3-4 per cent growth for the year as a whole.

The European market has been improving, although conditions within the region have been mixed, and markets in the Americas are recovering. As expected, TNS has shown satisfactory underlying growth in both regions for the first half, when compared with the same period in 2003. Markets in Asia Pacific continue to be buoyant and the group should deliver strong underlying growth in that region for the first half.

On a sector basis, Consumer and IT/Telecoms have shown good underlying growth. Media Intelligence has delivered a better performance year on year as has the Healthcare sector, which is being restructured into one global operation. Despite soft market conditions, Business Services appears to be stabilising.

TNS underlying turnover growth for the first half is expected to be broadly in line with the anticipated level of growth for the market in 2004. Reported turnover and operating profit will show a significant increase following the inclusion of NFO, which was acquired on 10 July 2003, but will be impacted as anticipated by the weakness in the dollar and euro.